                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   -----------

                                    FORM 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                        Commission file number 001-13913




                         WADDELL & REED FINANCIAL, INC.
                           SAVINGS AND INVESTMENT PLAN
                            (Full title of the Plan)

                            ------------------------



                         WADDELL & REED FINANCIAL, INC.
                                6300 Lamar Avenue
                           Overland Park, Kansas 66202
                                  913-236-2000
            (Name of issuer of securities held pursuant to the Plan)

                           WADDELL & REED FINANCIAL, INC.
                            SAVINGS AND INVESTMENT PLAN

                         Financial Statements and Schedules

                             December 31, 1998 and 1997

                    (With Independent Auditors' Report Thereon)

[Letterhead]


                            INDEPENDENT AUDITORS' REPORT

The Plan Administrators
Waddell & Reed Financial, Inc.
   Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Waddell & Reed Financial, Inc. Savings and Investment Plan as of December 31, 1998 and 1997 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Waddell & Reed Financial, Inc. Savings and Investment Plan as of December 31, 1998 and 1997 and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits for each fund. The supplementary schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                              /s/ KPMG LLP

May 21, 1999

                         WADDELL & REED FINANCIAL, INC.
                           SAVINGS AND INVESTMENT PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1998 and 1997

                                                                              DECEMBER 31, 1998
                                                 ---------------------------------------------------------------------------
                                                                  WADDELL &         WADDELL &
                                                                    REED              REED             UNITED
                                                   TORCHMARK    FINANCIAL, INC.   FINANCIAL, INC.      GROUP
                                                  CORPORATION      CLASS A            CLASS B        OF MUTUAL      TOTAL
                                                    STOCK           STOCK              STOCK           FUNDS         PLAN
                                                 ------------   ---------------   ---------------    ----------   ----------
Cash                                             $        --                --                 --            --           --
Investments:
    Torchmark Corporation common stock             6,752,971                --                 --            --    6,752,971
    Waddell & Reed Financial, Inc. Class A stock          --         3,672,695                 --            --    3,672,695
    Waddell & Reed Financial, Inc. Class B stock          --                --          1,233,692            --    1,233,692
    United Group of Mutual Funds (note 3)                 --                --                 --    44,671,828   44,671,828
Receivable from participating employees                   --            29,652                 --        52,222       81,874
Receivable from participating employers                   --            11,411                 --        22,063       33,474
                                                 -----------    --------------    ---------------   -----------   ----------

                                                 $ 6,752,971         3,713,758          1,233,692    44,746,113   56,446,534
                                                 -----------    --------------    ---------------   -----------   ----------
                                                 -----------    --------------    ---------------   -----------   ----------

Net assets available for benefits:
    Allocated to terminated/withdrawn
      participants                               $        --                --                 --        20,941       20,941
    Unallocated                                    6,752,971         3,713,758          1,233,692    44,725,172   56,425,593
                                                 -----------   ---------------   ----------------   -----------   ----------

                                                 $ 6,752,971         3,713,758          1,233,692    44,746,113   56,446,534
                                                 -----------   ---------------   ----------------   -----------   ----------
                                                 -----------   ---------------   ----------------   -----------   ----------

                                                              DECEMBER 31, 1997
                                                 ----------------------------------------

                                                                  UNITED
                                                  TORCHMARK       GROUP
                                                 CORPORATION    OF MUTUAL         TOTAL
                                                    STOCK         FUNDS           PLAN
                                                 -----------   -----------    -----------
Cash                                                  52,681          18          52,699
Investments:
    Torchmark Corporation common stock            13,549,459          --      13,549,459
    Waddell & Reed Financial, Inc. Class A stock          --          --              --
    Waddell & Reed Financial, Inc. Class B stock          --          --              --
    United Group of Mutual Funds (note 3)                 --   38,251,188     38,251,188
Receivable from participating employees                8,497       51,626         60,123
Receivable from participating employers                3,283       22,051         25,334
                                                 -----------   ----------     ----------

                                                  13,613,920   38,324,883     51,938,803
                                                 -----------   ----------     ----------
                                                 -----------   ----------     ----------

Net assets available for benefits:
    Allocated to terminated/withdrawn
      participants                                    25,179      15,930          41,109
    Unallocated                                   13,588,741   38,308,953     51,897,694
                                                 -----------   ----------     ----------

                                                  13,613,920   38,324,883     51,938,803
                                                 -----------   ----------     ----------
                                                 -----------   ----------     ----------

See accompanying notes to financial statements.

                         WADDELL & REED FINANCIAL, INC.
                           SAVINGS AND INVESTMENT PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 1998 and 1997

                                                                                   YEAR ENDED DECEMBER 31, 1998
                                                      -----------------------------------------------------------------------------
                                                                         WADDELL &         WADDELL &
                                                                           REED              REED           UNITED
                                                         TORCHMARK    FINANCIAL, INC.   FINANCIAL, INC.      GROUP
                                                        CORPORATION       CLASS A           CLASS B        OF MUTUAL       TOTAL
                                                          STOCK           STOCK             STOCK            FUNDS          PLAN
                                                        -----------   ---------------   ---------------   -----------   -----------
Investment income:
    Dividends - stock                                   $   147,609            28,980                --            --       176,589
    Dividends on mutual funds                                    --                --                --     5,070,623     5,070,623
    Interest income                                           2,244             1,189                --            --         3,433
                                                        -----------    ---------------   ---------------  -----------   -----------
             Investment income                              149,853            30,169                --     5,070,623     5,250,645
                                                        -----------   ---------------   ---------------   -----------   -----------
Net appreciation (depreciation) of
    investments (note 3)                                 (1,261,060)          408,303         1,233,692     3,119,139     3,500,074
                                                        -----------   ---------------   ---------------   -----------   -----------

Contributions (note 4):
    Employees                                               256,600           364,239                --     1,652,709     2,273,548
    Employers                                                29,027           147,151                --       720,145       896,323
                                                        -----------   ---------------   ---------------   -----------   -----------
                                                            285,627           511,390                --     2,372,854     3,169,871
                                                        -----------   ---------------   ---------------   -----------   -----------
Withdrawals                                              (1,605,042)          (81,869)               --    (5,725,948)   (7,412,859)
                                                        -----------   ---------------   ---------------   -----------   -----------
             Increase (decrease) before exchanges        (2,430,622)          867,993         1,233,692     4,836,668     4,507,731
                                                        -----------   ---------------   ---------------   -----------   -----------

Exchanges:
    Purchases                                                82,054         2,852,867                --    12,299,507    15,234,428
    Sales                                                (4,512,381)           (7,102)               --   (10,714,945)  (15,234,428)
                                                        -----------   ---------------   ---------------   -----------   -----------
                                                         (4,430,327)        2,845,765                --     1,584,562            --
                                                        -----------   ---------------   ---------------   -----------   -----------
             Net increase (decrease)                     (6,860,949)        3,713,758         1,233,692     6,421,230     4,507,731

Net assets available for benefits:
    Beginning of year                                    13,613,920                --                --    38,324,883    51,938,803
                                                        -----------   ---------------   ---------------   -----------   -----------
    End of year                                         $ 6,752,971         3,713,758         1,233,692    44,746,113    56,446,534
                                                        -----------   ---------------   ---------------   -----------   -----------
                                                        -----------   ---------------   ---------------   -----------   -----------

                                                                      YEAR ENDED DECEMBER 31, 1997
                                                          --------------------------------------------------
                                                                                UNITED
                                                             TORCHMARK           GROUP
                                                            CORPORATION        OF MUTUAL          TOTAL
                                                               STOCK             FUNDS            PLAN
                                                          ----------------   --------------   --------------
Investment income:
    Dividends - stock                                 $           196,275               --          196,275
    Dividends on mutual funds                                          --        4,562,769        4,562,769
    Interest income                                                 1,465               --            1,465
                                                          ----------------   --------------   --------------
             Investment income                                    197,740        4,562,769        4,760,509
                                                          ----------------   --------------   --------------

Net appreciation (depreciation) of
    investments (note 3)                                        5,677,961          939,719        6,617,680
                                                          ----------------   --------------   --------------

Contributions (note 4):
    Employees                                                     241,749        1,546,095        1,787,844
    Employers                                                     101,911          665,204          767,115
                                                          ----------------   --------------   --------------
                                                                  343,660        2,211,299        2,554,959
                                                          ----------------   --------------   --------------
Withdrawals                                                      (542,376)      (2,181,306)      (2,723,682)
                                                          ----------------   --------------   --------------
             Increase (decrease) before exchanges               5,676,985        5,532,481       11,209,466
                                                          ----------------   --------------   --------------

Exchanges:
    Purchases                                                     335,566        4,617,877        4,953,443
    Sales                                                      (1,129,560)      (3,823,883)      (4,953,443)
                                                          ----------------   --------------   --------------
                                                                 (793,994)         793,994               --
                                                          ----------------   --------------   --------------
             Net increase (decrease)                            4,882,991        6,326,475       11,209,466

Net assets available for benefits:
    Beginning of year                                           8,730,929       31,998,408       40,729,337
                                                          ----------------   --------------   --------------
    End of year                                           $    13,613,920       38,324,883       51,938,803
                                                          ----------------   --------------   --------------
                                                          ----------------   --------------   --------------

See accompanying notes to financial statements.

                            WADDELL & REED FINANCIAL, INC.
                             SAVINGS AND INVESTMENT PLAN

                            Notes to Financial Statements

                              December 31, 1998 and 1997


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION

          The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets of the Waddell & Reed Financial, Inc. (the Plan), formally the United Investors Management Company Savings and Investment Plan.

          The Plan currently allows contributions to be invested in mutual fund shares, Torchmark Corporation common stock and Waddell & Reed Financial, Inc. Class A common stock. The United Group of
          Mutual Funds are managed by Waddell & Reed Investment Management Company, Inc. which is a participating employer in the Plan. The Compass Bank serves as Trustee for the Plan.

          The Plan had 793 and 786 participants at December 31, 1998 and 1997, respectively. At December 31, 1998, 165 of the 793 participants in the Plan are former employees of United Investors Management Company and subsidiaries that have elected not to withdraw from the Plan.

          The number of accounts in each fund was as follows:


                                                        DECEMBER 31,
                                                     --------------------
                                                      1998        1997
                                                     --------   ---------
Torchmark Corporation common stock                       182         241
Waddell & Reed Financial, Inc. Class A                   316          --
Waddell & Reed Financial, Inc. Class B                   127          --
United Group of Mutual Funds                           1,515       1,654
                                                     --------   ---------
                                                     --------   ---------


          Since the Plan's participants are allowed to invest in more than one stock or mutual fund, the number of accounts in all funds is greater than the total number of participants.

     (b)  VALUATION OF SECURITIES

          Investments in mutual fund shares are stated at net asset value based upon market quotations as of December 31. Torchmark Corporation common stock and Waddell & Reed Financial, Inc. Class A and Class B common stock are stated at market value based upon market quotations as of December 31. Securities transactions are recorded on the trade date (the date the order to buy or sell is executed).

     (c)  DIVIDEND INCOME

          Dividend income is recorded on the ex-dividend date.

     (d)  ADMINISTRATIVE EXPENSES

          Administrative expenses are paid by the participating employers which are listed in note 4.


                                       4                           (Continued)

                            WADDELL & REED FINANCIAL, INC.
                             SAVINGS AND INVESTMENT PLAN

                            Notes to Financial Statements

                              December 31, 1998 and 1997

     (e)  FORFEITURES

          Forfeitures are held by the Plan for one year and are then used to reduce the employer's current year contribution.

     (f)  FEDERAL INCOME TAXES

          The Plan has received a favorable determination letter from the Internal Revenue Service, dated January 4, 1996, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code.

          The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

     (g)  USE OF ESTIMATES

          The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2)  DESCRIPTION OF PLAN

     The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

     The Plan is a defined contribution (savings) plan covering substantially all employees of Waddell & Reed Financial, Inc. and subsidiaries. The Plan complies with the provisions of the Employee Retirement Income Security Act of 1974, as amended. Plan administration is accomplished through a committee of three persons who have authority to arbitrate disputes and settle claims arising under the Plan.

     (a)  CONTRIBUTIONS

          Each eligible employee may make "Basic Contributions" ranging from 1% to 6% of eligible earnings. The Plan provides for a matching employer contribution of 50% of the employee's contribution, not to exceed 3% of the employee's salary.

          Employees may make "Supplementary Contributions" to the Plan not to exceed 10% of eligible earnings which are not matched by the participating employers.


                                       5                            (Continued)

                            WADDELL & REED FINANCIAL, INC.
                             SAVINGS AND INVESTMENT PLAN

                            Notes to Financial Statements

                              December 31, 1998 and 1997

     (b)  BENEFITS

          Employees are fully vested as to their own contributions. Vesting in employer contributions is graduated to 100% after six years of employment. The vested portion of a participant's account balance is paid in a Joint and 50% Survivor Annuity upon retirement, death, or other termination of employment unless a participant chooses a lump-sum distribution. The nonvested portion is retained by the Plan until the separated participant incurs a "break in service," at which time the remaining account balance is forfeited and applied to reduce the employer's contribution in the following Plan year.

          In accordance with regulations of the Internal Revenue Service, in the event the Plan is terminated, all participants would immediately become fully vested in their employer contribution accounts and Plan assets would be distributed. Waddell & Reed Financial, Inc. does not intend to terminate the Plan.

          At December 31, 1998 and 1997, participants whose account balances totaled $20,941 and $41,109, respectively, notified the Plan Administrator that they had elected to withdraw from the Plan. Such amounts are presented herein as a component of net assets, but are presented as a liability of the Plan in Form 5500.

(3) TORCHMARK CORPORATION COMMON STOCK, WADDELL & REED FINANCIAL, INC. CLASS A STOCK, WADDELL & REED FINANCIAL, INC. CLASS B STOCK, AND UNITED GROUP OF MUTUAL FUNDS

     The following table presents the number of shares and fair value of Torchmark Corporation common stock, Waddell & Reed Financial, Inc. Class A and B stock, and mutual fund investments as of December 31, 1998 and 1997. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                       DECEMBER 31, 1998
                                                       -----------------------------------------------
                                                          NUMBER                            FAIR
                                                        OF SHARES           COST            VALUE
                                                       -------------    --------------  --------------

Torchmark Corporation common stock                          650,575   $     3,142,044       6,752,971
Waddell & Reed Financial, Inc. Class A stock                358,662         3,354,748       3,672,695
Waddell & Reed Financial, Inc. Class B stock                119,082           418,352       1,233,692

United Group of Mutual Funds shares:
    United Cash Management                                5,817,096         5,817,096       5,817,096
    United International Growth                             614,632         5,569,732       6,060,272
    United Income                                         1,610,962        10,182,870      12,114,434
    United New Concepts                                     744,498         4,802,830       7,072,732
    United Science and Technology                           296,972         2,094,918       2,963,784
    Other United Funds                                    1,616,182        10,145,655      10,643,510
                                                       -------------    --------------  --------------
                                                                           38,613,101      44,671,828
                                                                        --------------  --------------

             Total investments                                        $    45,528,245      56,331,186
                                                                        --------------  --------------
                                                                        --------------  --------------


                                        6                          (Continued)

                            WADDELL & REED FINANCIAL, INC.
                             SAVINGS AND INVESTMENT PLAN

                            Notes to Financial Statements

                              December 31, 1998 and 1997

                                                                      DECEMBER 31, 1997
                                                       -----------------------------------------------
                                                          NUMBER                            FAIR
                                                        OF SHARES           COST            VALUE
                                                       -------------    --------------  --------------
Torchmark Corporation common stock                          321,114     $   5,079,168      13,549,459
                                                                        --------------  --------------
United Group of Mutual Funds shares:
    United Cash Management                                3,325,493         3,325,493       3,325,493
    United International Growth                             598,816         5,252,769       5,473,179
    United Income                                           247,358         6,757,251       9,387,255
    United New Concepts                                     381,208         4,547,993       5,965,899
    United Science and Technology                           131,723         2,751,373       2,662,132
    Other United Funds                                    1,637,557        11,208,126      11,437,230
                                                       -------------    --------------  --------------
                                                       -------------
                                                                           33,843,005      38,251,188
                                                                        --------------  --------------

             Total investments                                          $  38,922,173      51,800,647
                                                                        --------------  --------------
                                                                        --------------  --------------

     During 1998 and 1997, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

                                                         1998            1997
                                                     --------------  -------------
Torchmark Corporation common stock                   $    (745,218)     5,677,961
Waddell & Reed Class A common stock                        310,812             --
Waddell & Reed Class B common stock                        815,340             --

United Group of Mutual Funds:
    Accumulative                                           145,502         10,366
    Asset Strategy                                           5,539          2,870
    Bond                                                     5,973         33,367
    Continental Income                                       8,938         13,189
    Gold and Government Securities                         (15,480)      (111,127)
    Government Securities                                    6,583          4,267
    High Income                                            (80,304)        80,591
    High Income II                                        (159,289)        80,837
    Income                                                 (96,844)     1,078,580
    International Growth                                   436,695        (98,640)
    New Concepts                                         1,301,187        179,224
    Retirement Shares                                       17,890         50,458
    Science and Technology                               1,047,655       (330,526)
    Vanguard                                               495,095        (53,737)
                                                     --------------  -------------

                                                         3,119,140        939,719
                                                     --------------  -------------

             Net appreciation                        $   3,500,074      6,617,680
                                                     --------------  -------------
                                                     --------------  -------------

                                       7                            (Continued)

                            WADDELL & REED FINANCIAL, INC.
                             SAVINGS AND INVESTMENT PLAN

                            Notes to Financial Statements

                              December 31, 1998 and 1997

(4)  CONTRIBUTIONS BY PARTICIPANTS AND PARTICIPATING EMPLOYERS

     The contributions of each participating employer and its employees for the years ended December 31 are as follows:


                                                      1998                          1997
                                          ----------------------------  ----------------------------
                                            EMPLOYEES      EMPLOYER       EMPLOYEES      EMPLOYER
                                          -------------- -------------  -------------- -------------
    United Investors Life                 $      15,189         7,143          75,105        35,208
    Waddell & Reed, Inc.                      1,524,621       556,516       1,095,549       448,356
    Waddell & Reed Asset
      Management Company                          9,600         4,800          56,700        25,596
    Waddell & Reed Investment
      Management Company                        392,217       182,347         306,521       149,402
    Waddell & Reed Services
      Company                                   331,921       145,517         253,969       108,553
                                          -------------- -------------  -------------- -------------

                                          $   2,273,548       896,323       1,787,844       767,115
                                          -------------- -------------  -------------- -------------
                                          -------------- -------------  -------------- -------------



(5)  RELATED PARTY TRANSACTIONS

     The Plan purchased Torchmark Corporation common stock at the prevailing market price in 1998 and 1997. The Plan purchased Waddell & Reed Financial, Inc. Class A stock during 1998 at the prevailing market price. The Plan also received Waddell & Reed Financial, Inc. Class B common stock as a result of Waddell & Reed Financial, Inc.'s spin-off from Torchmark Corporation.

                                                                      SCHEDULE 1
                         WADDELL & REED FINANCIAL, INC.
                           SAVINGS AND INVESTMENT PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998

                        (B)                                         (C)
                    IDENTITY OF                           DESCRIPTION OF INVESTMENT
                 ISSUER, BORROWER,                      INCLUDING MATURITY DATE, RATE                                  (E)
                    LESSOR, OR                          OF INTEREST, COLLATERAL, PAR,                 (D)            CURRENT
(A)                SIMILAR PARTY                              OR MATURITY VALUE                      COST             VALUE
------  ------------------------------------  ----------------------------------------------   --------------    ---------------
*       Torchmark Corporation                      650,575 shares of common stock                 $  3,142,044        6,752,971
*       Waddell & Reed Financial, Inc.
          Class A                                  358,662 shares of common stock                    3,354,748        3,672,695
*       Waddell & Reed Financial, Inc.
          Class B                                  119,082 shares of common stock                      418,352        1,233,692

*       United Funds                             1,610,962 shares of Income Fund                    10,182,870       12,114,434
*       United Funds                               296,972 shares of Science and Technology          2,094,918        2,963,784
*       United Funds                               196,110 shares of Accumulative Fund               1,520,521        1,623,793
*       United Funds                                67,340 shares of Bond Fund                         411,818          430,300
*       United Funds                               614,632 shares of International Growth            5,569,732        6,060,272
*       United Funds                                10,649 shares of Gold and Government                89,272           65,919
*       United Funds                                39,059 shares of Continental Income                289,634          312,473
*       United Funds                               198,090 shares of High Income                     1,896,158        1,866,008
*       United Funds                               223,983 shares of Vanguard                        1,614,889        2,062,879
*       United Funds                               744,498 shares of New Concepts                    4,802,830        7,072,732
*       United Funds                               574,283 shares of High Income II                  2,502,120        2,406,245
*       United Funds                             5,817,096 shares of Cash Management                 5,817,096        5,817,096
*       United Funds                               229,780 shares of Government Securities           1,259,990        1,268,383
*       United Funds                                52,707 shares of Retirement Shares                 430,242          473,306
*       United Funds                                24,181 shares of Asset Strategy                    131,011          134,204
                                                                                                 --------------  ---------------

             Total funds                                                                            38,613,101       44,671,828
                                                                                                 --------------  ---------------

             Total investments                                                                   $  45,528,245       56,331,186
                                                                                                 --------------  ---------------
                                                                                                 --------------  ---------------


* Indicates party-in-interest investment.


See accompanying independent auditors' report.

                                                                     SCHEDULE 2
                         WADDELL & REED FINANCIAL, INC.
                           SAVINGS AND INVESTMENT PLAN

             Item 27d - Schedule of Reportable Transactions - Series

                                December 31, 1998


                                                                                                                (H)
                                                                                     (F)                   CURRENT VALUE
      (A)                   (B)                 (C)          (D)         (E)       EXPENSE         (G)      OF ASSET ON      (I)
  IDENTITY OF            DESCRIPTION         PURCHASE      SELLING      LEASE    INCURRED WITH   COST OF    TRANSACTION    NET GAIN
 PARTY INVOLVED           OF ASSET            PRICE         PRICE      RENTALS    TRANSACTION     ASSET         DATE        OR LOSS
-----------------   -------------------    ------------  -----------  ---------  -------------  ---------  -------------   ---------
Waddell & Reed
  Financial, Inc.   Cash Management
                      Fund                 $ 2,968,955           --         --            --    2,968,955     2,968,955           --

Waddell & Reed
  Financial, Inc.   Cash Management
                      Fund                          --    2,968,955         --            --    2,968,955     2,968,955           --

Waddell & Reed
  Financial, Inc.   Torchmark Corporation
                      common stock           1,997,528    5,218,993         --            --    1,997,528     5,218,993    3,221,465

Waddell & Reed
  Financial, Inc.   Torchmark Corporation
                      common stock             106,505           --         --            --      106,505       106,505           --
                                           ------------  -----------  ---------   ------------  ---------  -------------  ----------
                                           ------------  -----------  ---------   ------------  ---------  -------------  ----------


See accompanying independent auditors' report.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Overland Park, State of Kansas, on June 25, 1999.


                                     WADDELL & REED FINANCIAL, INC.
                                     SAVINGS AND INVESTMENT PLAN
                                     (Now known as the Waddell & Reed Financial,
                                     Inc. 401(k) and Thrift Plan)



                                     By:  /s/ Robert L. Hechler
                                         ------------------------------
                                          Robert L. Hechler, Member
                                          Administrative Committee


                                     By:  /s/ Michael D. Strohm
                                         ------------------------------
                                          Michael D. Strohm, Member
                                          Administrative Committee


                                     By:  /s/ William D. Howey, Jr.
                                         ------------------------------
                                          William D. Howey, Jr., Member
                                          Administrative Committee